UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

December 8, 2022

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. (the "Company") as of Decenber 8, 2022.

The information contained in Exhibit 1 to this Form 6-K, except the information contained in (i) the second sentence of the first paragraph, the reference to “, and profitability by 2025” in the third sentence of the fourth paragraph, the last sentence of the seventh paragraph and the first sentence of the eighth paragraph under the heading "Jack Bowles, Chief Executive:", (ii) the penultimate and last bullet point (and the related endnotes) under the heading "FY 2022 guidance:", (iii) the heading “Webcast and Conference call - The conference call will begin at 8.30am (GMT).” and five paragraphs thereunder, and (iv) the second sentence of the third paragraph and the fourth paragraph under the heading “Note on Non-GAAP Measures” is incorporated by reference into the Company’s Form S-8 Registration Statements File Nos. 333-237186, 333-223678 and 333-219440 and Form F-3 Registration Statement File No. 333-265958, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “British American Tobacco p.l.c. 2022 Second Half Pre-Close Trading Update” dated December 8, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Wioleta Koszolko
	Name:	Wioleta Koszolko
	Title:	Senior Assistant Company Secretary

Date:  December 8, 2022